UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):

SEC FILE NUMBER 001-32210

[           ] Form 10-K    [ x ] Form 20-F    [           ] Form 11-K
[           ] Form 10-Q    [           ] Form 10-D    [           ] Form N-SAR    [           ] Form N-CSR

For Period Ended: December 31, 2014

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NORTHERN DYNASTY MINERALS LTD
Full Name of Registrant

N/A
Former Name if Applicable

15th Floor, 1040 West Georgia Street
Address of Principal Executive Office (Street and Number)

Vancouver, British Columbia, Canada, V6E 4H1
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has determined that it is required to file its annual report for the year ended December 31, 2014 with the Securities Exchange Commission on Form 20-F as it is not eligible to file its annual report on Form 40-F for this fiscal year. As a result of being required to file on Form 20-F, the Company has become subject to the additional financial statement requirements of Item 3-09 of Regulation S-X. The Company was not subject to the financial statement requirements of Item 3-09 of Regulation S-X for the fiscal years ended December 31, 2013 and 2012 as it filed its annual report on Form 40-F for each of these fiscal years. The financial statement requirements of Item 3-09 of Regulation S-X will require that the Company include with its Form 20-F for the year ended December 31, 2014 the separate audited financial statements of the Pebble Limited Partnership ("PLP"), which was an "equity method investee ", as contemplated in Item 3-09 of Regulation S-X, during (i) the fiscal year ended December 31, 2012, and (ii) the period from January 1, 2013 to December 10, 2013, being the date that PLP became a wholly owned subsidiary of the Company. The separate audited financial statements of PLP could not be completed without unreasonable effort or expense given that the separate financial statements had not been prepared in connection with the audit of the Company's financial statements for the prior years ended December 31, 2013 and 2012. Accordingly, the requirements to complete the preparation and audit of the separate financial statements of PLP will result in delay in the filing of the Form 20-F.

The Company anticipates that the Form 20-F will be filed on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Marchand Snyman	604	684-6365
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

[ x ] Yes [ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

[           ] Yes [ x ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NORTHERN DYNASTY MINERALS LTD
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 1, 2015	By:	/s/ Ronald W. Thiessen
Ronald W. Thiessen
	Title:	President and Chief Executive Officer